UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. )*

                           MONEYGRAM PAYMENT SYSTEMS, INC.
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                       60891010
                                    (CUSIP Number)

                                Robert D. Myers, Esq.
                               Transamerica Corporation
                                600 Montgomery Street
                               San Francisco, CA  94111
                                    (415) 983-4000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 30, 1997
                            (Date of Event which Requires
                              Filing of this Statement)



             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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           1     Name of Reporting Person         TRANSAMERICA CORPORATION

                 IRS Identification No. of Above Person         94-0932740

           2     Check the Appropriate Box if a Member of a Group    (a)
                                                                     (b) x


           3     SEC USE ONLY


           4     Source of Funds                                        WC


           5     Check Box if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(d) or 2(e)


           6     Citizenship or Place of Organization             Delaware


           NUMBER OF         7       Sole Voting Power             241,000
           SHARES
           BENEFICIALLY
           OWNED BY EACH     8       Shared Voting Power         1,602,100*
           REPORTING                 * See Note to Item 5
           PERSON WITH
                             9       Sole Dispositive Power        241,000

                             10      Shared Dispositive Power    1,602,100*
                                     * See Note to Item 5

           11     Aggregate Amount Beneficially Owned by Each
                  Reporting Person                               1,843,100*

                  * See Note to Item 5

           12     Check Box if the Aggregate Amount in Row 11 Excludes
                  Certain Shares
           13     Percent of Class Represented by Amount in
                  Row 11                                             11.1%

           14     Type of Reporting Person                              HC












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             Item 1.   Security and Issuer

                       This Statement relates to shares of the Common
             Stock, $.01 par value ("Common Stock"), of Moneygram Payment Systems, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 7401 West Mansfield Avenue, Lakewood, Colorado 80235.

             Item 2.   Identity and Background

                       This Statement is filed by Transamerica Corporation
             ("Transamerica"), a Delaware corporation. Its address is 600 Montgomery Street, San Francisco, California 94111. See Annex A for the identities of and certain information relating to Transamerica's directors and executive officers.

                       Neither Transamerica nor any of its directors or
             executive officers has, during the past five years, been convicted of any criminal proceeding (other than a traffic citation or similar, minor infraction), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the persons named in Annex A is a citizen of the United States of America, except Richard H. Finn, who is a citizen of Great Britain, and Mark A. McEachen, who is a citizen of Canada.

             Item 3.   Source and Amount of Funds or Other Consideration

                       The source of funds for purchases of Common Stock
             reported as beneficially owned, directly or indirectly, in
             Item 5 of this Statement was the working capital of Transamerica and its subsidiaries. The shares owned for the benefit of investment advisory clients of one of Transamerica's subsidiaries were purchased with cash assets of such clients.

             Item 4.   Purpose of Transaction

                       The shares of Common Stock beneficially owned by
             Transamerica and its subsidiaries were acquired in the ordinary course of business for investment purposes and were not acquired for the purpose (and do not have the effect) of changing or influencing the control of the Issuer, and were not acquired in connection with any transaction having such purposes or effects. Depending on market conditions and other factors, Transamerica or its subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, Transamerica or its



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             subsidiaries may sell all or some of their shares of Common
             Stock.

                       Neither Transamerica  nor any of its directors or
             officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through
             (j) of Item 4.

             Item 5.   Interest in Securities of the Issuer

                       (a), (b), (c) and (d).  According to the Issuer's
             Amendment No. 6 to Registration Statement on Form S-1, filed on December 11, 1996, the number of shares of Common Stock outstanding as of the completion of the offering contemplated by such Registration Statement was 16,625,000. Transamerica may be deemed to beneficially own 1,843,100 shares, which, based on the foregoing information, is approximately 11.1% of the outstanding Common Stock. Transamerica directly owns, and has sole voting and dispositive power over, 241,000 (or 1.5%) of such shares. The remaining 1,602,100 shares, including 236,000 shares owned for the benefit of non-affiliate investment advisory clients of one of Transamerica's subsidiaries, are beneficially owned by direct and indirect subsidiaries of Transamerica who are eligible to file Schedule 13G pursuant to Rule 13d-1. See Annex B with respect to transactions by Transamerica in the Common Stock in the past 60 days, all of which were effected through broker-dealers.

                       Note:  Management of the affairs of Transamerica's
             subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed as, an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                       (e)  Not applicable.

             Item 6.   Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

                       None.

             Item 7.   Material to be filed as Exhibits

                       None.



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                                       Signature

                       After reasonable inquiry and to the best of its
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             February 7, 1997

                                           TRANSAMERICA CORPORATION



                                           By /s/ Richard N. Latzer
                                              ___________________________
                                                Richard N. Latzer
                                                Senior Vice President and
                                                Chief Investment Officer






































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                                                                    ANNEX A

                                      Directors

                              Business                 Principal
          Name                Address                  Occupation

          Frank C. Herringer  600 Montgomery Street    Chairman,
                              San Francisco, CA        President and
                              94111                    Chief Executive
                                                       Officer,
                                                       Transamerica
                                                       Corporation

          Samuel L. Ginn      1 California Street      Chairman and
                              San Francisco, CA        Chief Executive
                              94111                    Officer, AirTouch
                                                       Communications,
                                                       Inc.

          Gordon E. Moore     2200 Mission College     Chairman, Intel
                              Blvd.                    Corporation
                              Santa Clara, CA 95052

          Robert W.           375 Park Avenue          Vice Chairman and
          Matschullat         New York, NY 10152       Chief Financial
                                                       Officer, The
                                                       Seagram Company
                                                       Ltd.

          Toni Rembe          225 Bush Street          Partner,
                              San Francisco, CA        Pillsbury Madison
                              94104                    & Sutro

          Condoleeza Rice     Stanford, CA 94305       Provost, Stanford
                                                       University

          Charles R. Schwab   101 Montgomery Street    Chairman and
                              San Francisco, CA        Chief Executive
                              94104                    Officer, The
                                                       Charles Schwab
                                                       Corporation

          Forrest N. Shumway  600 Montgomery Street    Retired Vice
                              San Francisco, CA        Chairman, Allied-
                              94111                    Signal Inc.

          Peter V. Ueberroth  500 Newport Center       Managing Director,
                              Drive, Suite 900         The Contrarian
                              Newport Beach, CA        Group, Inc.
                              92660





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                                  Executive Officers

                              Business
          Name                Address                  Title

          Frank C. Herringer  Transamerica Corporation Chairman,
                              600 Montgomery Street    President and
                              San Francisco, CA        Chief Executive
                              94111                    Officer

          Thomas J. Cusack    Transamerica Corporation Executive Vice
                              600 Montgomery Street    President
                              San Francisco, CA
                              94111

          Richard H. Finn     Transamerica Corporation Executive Vice
                              600 Montgomery Street    President
                              San Francisco, CA
                              94111

          Edgar H. Grubb      Transamerica Corporation Executive Vice
                              600 Montgomery Street    President and
                              San Francisco, CA        Chief Financial
                              94111                    Officer

          Robert A. Watson    Transamerica Corporation Executive Vice
                              600 Montgomery Street    President
                              San Francisco, CA
                              94111

          Shirley H. Buccieri Transamerica Corporation Senior Vice
                              600 Montgomery Street    President,
                              San Francisco, CA        General Counsel
                              94111                    and Secretary

          Richard H. Fearon   Transamerica Corporation Senior Vice
                              600 Montgomery Street    President-
                              San Francisco, CA        Corporate
                              94111                    Development

          Richard N. Latzer   Transamerica Corporation Senior Vice
                              600 Montgomery Street    President and
                              San Francisco, CA        Chief Investment
                              94111                    Officer

          Burton E. Broome    Transamerica Corporation Vice President
                              600 Montgomery Street    and Controller
                              San Francisco, CA
                              94111

          Mark A. McEachen    Transamerica Corporation Vice President
                              600 Montgomery Street    and Treasurer
                              San Francisco, CA
                              94111







                                                                   ANNEX B


                              Transactions in Common Stock

             Transamerica has acquired 241,000 shares of Common Stock in open market transactions since December 11, 1996, at the prices and in the amounts shown below.


                                               Average Price Per Share ($)
                  Date           No. of Shares  (excluding commissions)


              December 11, 1996     70,000               12.00
              December 11, 1996     95,000               13.0697
              January 30, 1997      22,000               13.375

              January 31, 1997       3,000               13.375
              February 3, 1997      20,000               13.3125
              February 5, 1997      11,000               13.375
              February 7, 1997      20,000               13.2372


































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